Mail Stop 3561

December 20, 2007

Bedi A. Singh
Executive Vice President and Chief Financial Officer
Gemstar-TV Guide International, Inc.
6922 Hollywood Boulevard, 12th Floor
Los Angeles, CA 90028

Re: **Gemstar-TV Guide International, Inc.**
Form 10-K for the fiscal year ended December 31, 2006
Filed February 28, 2007
Definitive Proxy Statement on Schedule 14A
Filed April 10, 2007
File No. 000-24218

Dear Mr. Singh:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Definitive Proxy Statement on Schedule 14A

General

1. In future filings, please label your Compensation Discussion and Analysis section
as such.

Compensation of Directors, page 6

2. In future filings, please disclose all assumptions made in the valuation of awards
in the stock awards column of the table by reference to a discussion of those
assumptions in your financial statements, footnotes to the financial statements, or
discussion in Management's Discussion and Analysis. See Instruction to
Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v)
and (vi). Similarly revise your Summary Compensation Table in regards to the
option awards column. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of
Regulation S-K.

Executive Compensation and Other Information, page 20

General Compensation Philosophy, page 20

3. We note your disclosure that decisions regarding compensation are based on an
assessment of each executive's performance against certain performance factors,
goals or targets. In future filings, please provide a qualitative and a quantitative
discussion of all the performance measures to be achieved in order for your
executive officers to earn their performance-related compensation. We would
expect to see the specific company financial goals, key operating drivers and
individual performance objectives used to determine performance-related
compensation and how your performance-related awards are specifically
structured around such performance goals. Please note that qualitative measures
generally need to be presented to conform to the requirements of Item
402(b)(2)(v) of Regulation S-K.

4. To the extent you believe that disclosure of the performance measures is not
required because it would result in competitive harm such that it could be
excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in
your response letter a detailed explanation for your conclusion as to competitive
harm. To the extent that you have an appropriate basis for omitting disclosure of
the performance measures, please revise your disclosure to discuss how difficult it
would be for the named executive officers or how likely it will be for you to
achieve the undisclosed target levels or other factors. General statements
regarding the level of difficulty, or ease associated with achieving performance
goals, are not sufficient. In discussing how difficult it will be for an executive or
how likely it will be for you to achieve the target levels or other factors, provide

as much detail as necessary without providing information that would result in competitive harm. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Compensation of the Chief Executive Officer, page 27

5. We note that you review executive compensation levels at other public companies in establishing Mr. Battista's compensation. In any future filing, please identify the benchmark companies and specify how each element of compensation relates to the information you reviewed. Discuss where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Lauren Nguyen at (202) 551-3642. If you need further assistance, you may contact me at (202) 551-3210.

Regards,

Susan Block
Attorney-Advisor